Exhibit 23.6

CONSENT OF

VERNON E. JORDAN, JR.

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, the undersigned hereby consents to be named as a person about to become a director of Lazard Ltd in the Registration Statement of Lazard Ltd on Form S-1 (including any and all amendments or supplements thereto) to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

By:	/s/ Vernon E. Jordan, Jr.
Vernon E. Jordan, Jr.

April 7, 2005